Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-             ) and related Prospectus of FTAI Infrastructure Inc. for the registration of Common Stock, Preferred Stock, Depositary Shares, Debt Securities, Warrants, Subscription Rights, Purchase Contracts, and Purchase Units and to the incorporation by reference therein of our report dated March 22, 2022, except for Notes 17 and 19, as to which the date is November 21, 2022, with respect to the combined consolidated financial statements of the Infrastructure business of Fortress Transportation and  Infrastructure Investors LLC, included in FTAI Infrastructure Inc.’s Current Report on Form 8-K dated November 21, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York
November 21, 2022